August 15, 2024

Qing Pan
Chief Financial Officer
Noah Holdings Limited
No.1226, South Shenbin Road
Minhang District, Shanghai
People   s Republic of China

       Re: Noah Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-34936
Dear Qing Pan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F filed April 24, 2024
Item 5. Operating and Financial Review and Prospects
Components of Results of Operations
Revenues, page 112

1. Please provide us with and revise, in future filings, to include a detailed discussion of the
       Company   s business of referring clients to purchase insurance products from insurance
       companies. You should address the following:
           types of insurance companies in which the company has relationships,
           the types of insurance products being purchased by the Company   s
customers,
           the range of commissions being recognized on the different types of insurance products being purchased, and
           the nature and terms of the contractual arrangements with the insurance companies.
2. Further, please provide us with and revise your disclosures, in future filings, to include a detailed discussion as well as quantifying, each of the different types of one-time
 August 15, 2024
Page 2

       commissions and the renewal commissions recognized on each of the wealth management products offered in addition for the periods presented.
3. Please provide us with and revise, in future filings, to address the reasons for the changes in interest income recognized as a result of the changes in the interest earning assets and weighted averages interest rates earned during the periods presented.
Note 2. Summary of Principal Accounting Policies
(w) Loans Receivable, net, page F-25

4. Please provide us with and revise, in future filings, to include accounting policies which includes the accounting guidance being followed, for both loan charge-offs and the acquisition of purchased credit impaired loans.
Notes to the Consolidated Financial Statements
11. Loans Receivable, Net, page F-39

5. Please provide us with and revise, in future filings, to include an aging analysis of your past due loans receivable for the periods presented.
6. Please revise, in future filings, to include the amount of interest income and servicing income recognized on the company's lending activities for each of the periods presented.
7. Please provide us with and revise, in future filings, to explain the activity within the allowance for loan losses for the periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance